POLICY NUMBER: 64-MG-20-A14651

FINANCIAL INSTITUTIONS FI DS 09 01 10

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES DECLARATIONS

In Return For The Payment Of The Premium, And In Reliance Upon All Statements Made And Information Furnished To Us By You In Applying For This Policy, And Subject To All The Terms And Conditions Of This Policy, We Agree With You To Provide The Insurance As Stated In This Policy.

Company Name: Houston Casualty Company
Producer Name: Alliant Insurance Services, Inc.
Named Insured: Northern Lights Fund Trust II
Mailing Address: 225 Pictoria Drive, Suite 450 Cincinnati, OH 45246
Policy Period
From: 5/31/2020 To: 5/31/2021 12:01 AM at the Insured's mailing address shown above

Insuring Agreement(s)	Limit Of Insurance	Deductible Amount
Fidelity	$1,500,000	$0
On Premises	$1,500,000	$10,000
In Transit	$1,500,000	$10,000
Forged or Altered Instruments	$1,500,000	$10,000
Forged, Altered or Counterfeit Securities	$1,500,000	$10,000
Counterfeit Money	$1,500,000	$10,000
Computer Fraud	$1,500,000	$10,000
Voice Initiated Transfer Fraud	$1,500,000	$10,000
Telefacsimile Transfer Fraud	$1,500,000	$10,000
Uncollectible Items of Deposit	$250,000	$10,000
Audit and Claim Expense	$50,000	$2,500

Coverage is provided only if an amount is shown opposite an Insuring Agreement. If the amount is left blank or "Not Covered" is inserted, such Insuring Agreement and any other reference thereto in this policy is deleted.

FI DS 09 01 10 © Insurance Services Office, Inc., 2009 Page 1 of 2

Percentage Of Loss Deductible Amount Over Which Losses Must Be Reported: 100%
Insuring Agreement 8. Voice Initiated Transfer Fraud The verification callback amount is: $10,000
Insuring Agreement 9. Telefacsimile Transfer Fraud The verification callback amount is: $10,000
Endorsement(s) Forming Part Of This Policy When Issued: FI 10 11 01 10 FI 20 13 01 10 FI 20 22 01 10 FI 20 40 01 10 FI 20 41 01 10 ICBB 1000

Countersignature Of Authorized Representative
Name:	Thomas Pettit
Title:	Authorized Representative
Signature:
Date:	June 11, 2020

FI DS 09 01 10 © Insurance Services Office, Inc., 2009 Page 2 of 2

The Company, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Company by the Insured in applying for this policy, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

1.	COMPUTER TO COMPUTER SYSTEMS FRAUD – ACCESS CREDENTIALS
(a)	Loss resulting directly from the Insured's Computer, with no action, authorization or intervention by an Employee, having transferred Money or Uncertificated Securities on deposit in a Customer’s Commercial Account from such Customer's Commercial Account. Such transfer must be caused directly by the use of any Computer to gain unauthorized access into the Insured's Computer through a Network by misappropriating and using the Access Credentials of the Customer, thereby causing the Computer to effect such transfer.
(b)	Loss resulting directly from the Insured's Computer, with no action, authorization or intervention by an Employee, having transferred Money or Uncertificated Securities on deposit in a Customer’s Consumer Account from such Customer's Consumer Account. Such transfer must be caused directly by the use of any Computer to gain unauthorized access into the Insured's Computer through a Network by misappropriating and using the Access Credentials of the Customer, thereby causing the Computer to effect such transfer. .
2.	COMPUTER TO COMPUTER SYSTEMS FRAUD – HACKER OR INTERLOPER

Loss resulting directly from the Insured's Computer, with no action, authorization or intervention by an Employee, having transferred Money or Uncertificated Securities from the Insured’s account. Such transfer must be caused directly by the unauthorized entry of Data or Computer Programs into the Insured's Computer through a Network by a hacker, interloper or virus without the use of Access Credentials, thereby causing the Computer to effect such transfer.

3.	FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from an Employee having, in good faith, initiated, authorized or taken action to assist the transfer of Money, Certificated Securities and Uncertificated Securities, on deposit in a Customer's account in reliance upon a fraudulent Payment Order transmitted to the Insured via the Insured's on-line banking system, telefacsimile device, telephone, or electronic mail; provided, however that:

(a)      the fraudulent Payment Order purports, and reasonably appears, to have originated from:

(i)	such Customer;

(ii)     an Employee acting on instructions of such Customer; or

(iii)    another financial institution on behalf of such Customer and authorized to make such Payment Order;

and

(b)    the sender of the fraudulent Payment Order confirmed the identity of the Customer with the Access Credentials of such Customer; and

(c)     the sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee; and

(d)    the Payment Order was received by an Employee specifically authorized by the Insured to receive and act upon such Payment Order; and

(e)    for any transfer exceeding the amount set forth in Item 5 of the Declarations, the Insured verified the Payment Order via a call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other out of band verification procedure approved in writing by the Company; and

(f)      the Insured preserved a contemporaneous record of the call back or other out of band verification and of the Payment Order which verifies use of the Access Credentials of the Customer.

The following additional Exclusion is added to the Policy applicable only to this Insuring Agreement:

loss resulting directly or indirectly from a fraudulent Payment Order if the sender of the Payment Order, or anyone acting in collusion with the sender, ever had authorized access to such Customer's Access Credentials.

4.	FRAUDULENTLY INDUCED TRANSFER

Loss of Money, Certificated Securities or Uncertificated Securities, on deposit in the Insured’s own account, resulting directly from a Fraudulently Induced Transfer causing said Money, Certificated Securities or Uncertificated Securities to be transferred from the Insured’s premises to a person, entity, place or account outside of the Insured’s control.

GENERAL AGREEMENTS

A.	NOMINEES

This Policy does not indemnify any Insured for loss sustained by a proprietorship, partnership or corporation which is owned, controlled or operated by an Insured and not named as an Insured hereunder unless:

(1)   such loss is sustained by a nominee organized by an Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees; and (2) such Insured is not a holding company.

If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this Policy and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

B.	CONSOLIDATION, MERGER, OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS OF ANOTHER INSTITUTION—NOTICE

If the Insured shall, while this Policy is in force, consolidate or merge with, or purchase or acquire the assets, liabilities or Computers of another institution, the Insured shall not have such coverage as is afforded under this Policy for loss which has arisen or will arise out of the assets, liabilities or Computer(s) acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets, liabilities or Computer System(s) unless the Insured shall:

(1)    give the Company Written notice of the proposed consolidation, merger, purchase or acquisition prior to the proposed effective date of such action, and

(2)    obtain the Written consent of the Company to extend the coverage provided by this Policy, and

(3)    pay to the Company any additional premium which may be due.

C.	CHANGE OF OWNERSHIP – NOTICE

When an Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners or members, of more than ten percent (10%) of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Company, as soon as practicable but not later than within thirty (30) days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, effective upon the date of the stock transfer or transfer of ownership interest.

D.	REPRESENTATION OF INSURED

The Insured represents that the information furnished in the application for this Policy is complete, true and correct. Such application constitutes part of this Policy.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this Policy, provided that such omission, concealment or incorrect statement is material.

E.	JOINT INSURED

Only the first named Insured can submit a claim under this Policy, and shall act for all Insureds. Payment by the Company to the first named Insured of loss sustained by any Insured shall fully release the Company on account of such loss. If the first named Insured ceases to be covered under this Policy, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this Policy. The liability of the Company for loss or losses sustained by all Insureds shall not exceed the amount for which the Company would have been liable had all such loss or losses been sustained by one Insured.

F.	NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED – ELECTION TO DEFEND

The Insured shall notify the Company at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this Policy. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Company.

The Company, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Company shall be in the Insured’s name through attorneys selected by the Company. The Insured shall provide all reasonable information and assistance required by the Company for such defense.

If the Company elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Company defended on behalf of the Insured or any settlement in which the Company participates and all attorneys’ fees, costs and expenses incurred by the Company in the defense of the litigation shall be a loss covered by this Policy.

If the Insured does not give the notices required in subsection (a) of Section 5. of the Conditions and Limitations of this Policy and in the first paragraph of this General Agreement, or if the Company elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this Policy for loss sustained by the Insured, and the Company shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections

(b) and (f) of Section 5. of the Conditions and Limitations of this Policy apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Company within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (h) of Section 5., the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement..

CONDITIONS AND LIMITATIONS

Section 1. DEFINITIONS

As used in this Policy:

(a)	Access Credentials means information, items or characteristics provided by the Customer to the Insured as part of a submission of a Payment Order or to gain access to the Insured’s Computer, and used by the Insured or Insured’s Computer to authenticate the Customer's identity, including, but not limited to, passwords, personal identification numbers, shared secrets, tokens and biometrics.
(b)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer, which is:

(1)   represented by an instrument issued in bearer or registered form;

(2)       of a type commonly dealt in on security exchanges or markets commonly recognized in any area in which it is issued or dealt as a medium for investment; and

(3)    either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(c)	Commercial Account means an account other than a Consumer Account.
(d)	Consumer Account means an account maintained by a natural person primarily for personal, family or household purposes.
(e)	Computer Program means a set of related electronic instructions that direct the operations and functions of a Computer that enables the Computer to receive, process, store or send Data.
(f)	Computer means an electronic device or a group of devices that are capable of receiving Data and performing a sequence of operations in accordance with a Computer Program to produce a result in the form of information or signals.
(g)	Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units from one person to another.
(h)	Customer means a natural person or entity which has a Written agreement with the Insured signed by the Customer and containing the terms set forth in Section 14 of this Policy.
(i)	Data means facts or information converted in a form usable in a Computer by a Computer Program and capable of being stored in a Computer.
(j)	Employee means:

(1)   a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and

(i)                whom the Insured directly compensates by wages, salaries or commissions, or

(ii)              who is compensated by an employment agency which is paid by the Insured for providing the person’s services for work at or in the Insured's offices or premises covered hereunder;

(2)     a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (j)(1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured; and

(3)      an employee of an institution merged or consolidated with the Insured prior to the effective date of this Policy, but only as to acts occurring while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the institution at the time of the merger or consolidation.

(k)	Fraudulently Induced Transfer means a transfer of Money, Certificated Securities or Uncertificated Securities resulting from an instruction transmitted from the Insured to another financial institution to transfer Money, Certificated Securities or Uncertificated Securities from the Insured’s account, with the transfer instruction made in good faith reliance upon an electronic, telefacsimile, telephone or Written instruction received by the Insured from a person purporting to be an Employee or a Vendor establishing or changing the method, destination or account for payments to such Employee or Vendor that was in fact transmitted to the Insured by someone impersonating the Employee or Vendor without the Insured’s knowledge or consent and without the knowledge or consent of the Employee or Vendor.
(l)	Insured's Computer means a Computer or system of Computers:
(1)	owned by the Insured;
(2)	for which the Insured controls access;

(3)    housed and maintained by a third party service provider pursuant to a Written agreement between the Insured and the service provider, which specifically addresses the housing and maintenance of the Computer or system of Computers; or

(4)    any other Computer specifically identified in the Schedule attached to this Policy.

(m)	Money means a medium of exchange in current use that is adopted by a domestic or foreign government as its official currency.

(n)	Network means any computer communication systems, including any automated interbank communication system and the Internet, that allows the direct input, without any Employee intervention, of Data or Computer Programs from a Computer to the Insured's Computer.
(o)	Payment Order means an instruction of a Customer to the Insured to pay, or to cause another financial institution to pay, a fixed or determinable amount of Money, Certificated Securities or Uncertificated Securities to a another person.
(p)	Security Procedure means a procedure established by Written agreement of the Insured and its Customer, signed by the Customer, for the purpose of (i) verifying that a Payment Order is that of the Customer, and (ii) detecting error in the transmission or the content of the Payment Order. A Security Procedure may require the use of algorithms or other codes, identifying words or numbers, encryption, callback procedures, or similar security devices.
(q)	Uncertificated Security means a share, participation or other interest in property, of or an enterprise of, the issuer, which is:

(1)   not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)       of a type commonly dealt in on security exchanges or markets; and

(3)    either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(r)	Vendor means any entity or person that provides or has provided goods or services to the Insured pursuant to a Written agreement that existed before the rendering of said goods or services, not including any customer, armored motor vehicle company, automated clearing house or financial institution.
(s)	Written means expressed through letters or marks placed upon paper and visible to the eye.

Section 2. EXCLUSIONS

This policy does not cover:

(a)	any loss covered by the Insured’s financial institution bond or that would have been covered had the Insured obtained a financial institution bond, regardless of any deductible amount or limit of liability;
(b)	loss caused by a director of the Insured or an Employee or by a person in collusion with any director of the Insured or an Employee; (Collusion shall include the willful withholding of knowledge from the Insured by any director of the Insured or an Employee that a fraudulent act by a person not an Employee will be perpetrated against the Insured.);
(c)	loss resulting directly or indirectly from the Insured's Employee having initiated, authorized or taken action to assist the transfer of Money, Certificated Securities or Uncertificated Securities in reliance on the validity of a Payment Order received via the Insured's on-line banking system, telefacsimile device, telephone or electronic mail, unless covered under Insuring Agreements 3 or 4;

(d)	loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal customer information, customer lists, a customer’s personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the Insured or held by the Insured in any capacity including concurrently with another person, provided, however, a loss otherwise covered under this Policy shall not be excluded by the fact that Access Credentials were used to gain access to the Insured's Computer;
(e)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason;
(f)	potential income, including but not limited to interest and dividends, not realized by the Insured;
(g)	damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;
(h)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Policy and would be imposed on the Insured regardless of the existence of the contract;
(i)	all fees, costs and expenses incurred by the Insured

(1)   in establishing the existence of or amount of loss covered under this Policy, or

(2)   as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this Policy;

(j)	indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;
(k)	the cost of duplication of Data or Computer Programs;
(l)	loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans;
(m)	loss resulting directly or indirectly from negotiable instruments, securities, documents or other Written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Data or manually keyed into a data terminal;
(n)	loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs in the Insured's Computer unless covered under Insuring Agreement 1 or 2;
(o)	loss resulting directly or indirectly from

(1)                      mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects the Insured's Computer, or

(2)   failure or breakdown of electronic data processing media, or

(3)	error or omission in programming or processing;
(p)	loss due to riot or civil commotion outside the United States of America and Canada or loss due to military, naval or usurped power, war or insurrection;
(q)	loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience or other cards;
(r)	loss resulting directly or indirectly from the input of Data into a Computer either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s Access Credentials or Computer;
(s)	loss resulting directly or indirectly from the theft, disappearance or destruction of Cryptocurrency or from the change in value of Cryptocurrency;
(t)	loss, costs or expenses the Insured incurs on behalf of or to indemnify a Customer, when the Insured is not legally responsible for said loss, costs or expenses pursuant to a contract, Uniform Commercial Code, case law, statute, rule or code.

Section 3. DISCOVERY

This Policy applies to loss first discovered by the Insured during the Policy Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this Policy has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this Policy.

Section 4. LIMIT OF LIABILITY

Aggregate Limit of Liability

The Company’s total liability for all losses discovered during the Policy Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this Policy.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)       The Company shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Company; and

(b)       The Company shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Company to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Company during the Policy Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Company shall not be deemed a recovery as used herein. In the event that a loss is settled by the Company through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this Policy.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Company’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Company under General Agreement F, resulting from any one act or a series of related acts involving one natural person or entity, or one group of natural persons or entities acting together. A series of related losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as a Single Loss.

Section 5. NOTICE/PROOF—LEGAL

PROCEEDINGS AGAINST COMPANY

(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Company notice thereof.
(b)	Within 6 months after such discovery, the Insured shall furnish to the Company proof of loss, duly sworn to, with full particulars.
(c)	This Policy affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.
(d)	Proof of loss for claim under the Insuring Agreement 3 must include documentation of the Written Payment Order or a record of the voice instructions providing the Payment Order, whichever is applicable, and a contemporaneous record of the call back or other out of band verification, whichever is applicable.
(e)	Certificated Securities listed in a proof of loss shall be identified by certificate or policy numbers if such securities were issued therewith.
(f)	Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of 24 months from the discovery of such loss.
(g)	If any limitation period embodied in this Policy is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

Section 6. VALUATION

The value of any loss for purposes of coverage under this Policy shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Company shall settle in kind its liability under this Policy on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this Policy is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Company under this Policy is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Section 7. ASSIGNMENT—SUBROGATION—

RECOVERY

(a)   In the event of payment under this Policy, the Insured shall deliver, if so requested by the Company, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)   In the event of payment under this Policy, the Company shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)   Recoveries, whether effected by the Company or by the Insured, shall be applied, net of the expense of such recovery, first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Company as reimbursement of amounts paid in settlement of the Insured’s claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this Policy. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Company shall not be deemed a recovery as used herein.

(d)     The Insured shall execute all papers and render assistance to secure to the Company the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

Section 8. COOPERATION

Upon the Company’s request and at reasonable times and places designated by the Company, the Insured shall

(a) submit to examination by the Company and subscribe to the same under oath; and

(b) produce for the Company's examination all pertinent records; and

(c)  cooperate with the Company in all matters pertaining to any claim or loss.

Section 9. OTHER INSURANCE OR INDEMNITY

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured. However, this Policy does not provide excess indemnity for losses covered by the Insured’s financial institution policy.

Section 10. COVERED PROPERTY

This Policy shall apply to loss of Money, Certificated and Uncertificated Securities, Data, Computer Programs and other property

(1)	owned by the Insured,
(2)	held by the Insured in any capacity, or

(3)                owned and held by someone else under circumstances which make the Insured responsible for said Money, Certificated and Uncertificated Securities, Data, Computer Programs and other property prior to the occurrence of the loss.

This Policy shall be for the sole use and benefit of the Insured named in the Declarations.

Section 11. DEDUCTIBLE AMOUNT

The Company shall be liable hereunder only for the amount by which any Single Loss, as described in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

Section 12. ASSERTION OF

CLAIMS AND DEFENSES

It shall be a condition precedent to coverage under this Policy that the Insured first assert any claims, offsets or defenses, which are available by contract or by law and are related to the transaction involved in the loss, against the Customer, any financial institution or any other party to the transaction involved in the loss.

Section 13. SECURITY PROCEDURES FOR

COMMERCIAL ACCOUNTS

It shall be a condition precedent to coverage under Insuring Agreement 1.a of this Policy that the Insured must establish that the Insured was in compliance with all Security Procedures set forth in any agreement between the Insured and such Customer.

Section 14. CONTENTS OF

CUSTOMER AGREEMENT

The Written agreement between the Insured and its Customer shall:

(1)    (i) establish the terms and conditions upon which such person may engage in electronic transactions with the Insured or (ii) authorize the Insured to transfer Money on deposit in an account or Certificated Securities or Uncertificated Securities in reliance upon a Payment Order transmitted to the Insured;

(2)    include a provision by which the authenticity of a Payment Order issued to the Insured in the name of the Customer will be verified pursuant to a Security Procedure that is specified in the agreement;

(3)    with respect to a Commercial Account include a provision by which the Insured and Customer agree that the Customer bears any loss caused by the unauthorized transfer of Money, Certificated Securities and Uncertificated Securities, on deposit in the Customer's account, if (i) the Security Procedure is a commercially reasonable method of providing security against unauthorized Payment Orders and (ii) the Insured proves that it accepted the Payment Order in good faith and in compliance with the Security Procedure.

Section 15. VERIFICATION

It shall be a condition precedent to coverage under Insuring Agreement 4 that before forwarding the instruction to a financial institution, the Insured verified the authenticity and accuracy of the instruction that was received from the purported Employee or Vendor, including routing numbers and account numbers, by calling, at a predetermined telephone number, the Employee or Vendor who purportedly transmitted the instruction to the Insured, or by some other out of band verification procedure approved in writing by the Insured, and the Insured preserved a contemporaneous Written record of this verification.

Section 16. TERMINATION OR CANCELATION

This Policy terminates as an entirety upon occurrence of any of the following:

(a)       60 days after the receipt by the Insured of a Written notice from the Company of its desire to cancel this Policy;

(b)       immediately upon the receipt by the Company of a Written notice from the Insured of its desire to cancel this Policy;

(c)        immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d)       immediately upon a Change in Control of the first named Insured;

(e)       immediately upon exhaustion of the Aggregate Limit of Liability; or

(f)         immediately upon expiration of the Policy Period as set forth in Item 2. of the Declarations.

If there is a Change in Control of an Insured other than the first named Insured, this Policy immediately terminates as to that Insured only.

Termination of this Policy as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

Section 17. DATA BREACH

As used in this Policy, loss does not include expenses arising from a data security breach, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and Payment Card Industry Data Security Standards (if applicable) and expenses related to notifying affected individuals when the affected individuals’ personally identifiable financial or medical information was stolen, accessed, downloaded or misappropriated while in the Insured’s care, custody or control.

In witness whereof, the Company has caused this policy to be executed on the Declarations page.

POLICY NUMBER: 64-MG-20-A14651

FINANCIAL INSTITUTIONS FI 10 11 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PROVIDE DISCOVERY COVERAGE FOR ACQUIRED INSTITUTIONS

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION COMBINATION SAFE DEPOSITORY POLICY FINANCIAL INSTITUTION COMPUTER CRIME POLICY

FINANCIAL INSTITUTION CRIME POLICY FOR BANKS AND SAVINGS INSTITUTIONS FINANCIAL INSTITUTION CRIME POLICY FOR FINANCE COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR INSURANCE COMPANIES FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES DEALERS AND BROKERS

SCHEDULE

Percentage Of The Fidelity Insuring Agreement Single Loss Deductible Amount:	100%
Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

1.	Paragraph b. of the Consolidation – Merger Or Acquisition Condition is replaced by the follow- ing:

For institutions you acquire in which you own greater than 50% of the voting stock or voting rights, we will pay for loss ("loss") sustained by the acquired institution resulting directly from an "oc- currence" taking place at any time and "discov- ered" by a "designated person" during the Policy Period shown in the Declarations. Coverage under this policy shall automatically become effective on the date of acquisition with no additional premium required, provided:

(1)	The assets of the acquired institution do not exceed 10% of your total assets as reflected in your most recent calendar quarter consolidated financial statements immediately preceding the effective date of this policy;
(2)	The acquired institution has not had any paid or reported pending claims of the type covered under this policy in excess of the Percentage Of The Fidelity Insuring Agreement Single Loss Deductible Amount shown in the Schedule, for the three years prior to the date of acquisition; and
(3)	You are not aware of any disciplinary actions or proceedings by State or Federal officials or other regulatory agencies.
2.	If this endorsement is attached to a nonaggregate limit policy, the reference in this endorsement to Single Loss Deductible Amount shall be deemed to mean Deductible Amount.

FINANCIAL INSTITUTIONS

FI 20 13 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AUDIT AND CLAIMS EXPENSE – EXTENDED COVERAGE

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR FINANCE COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR INSURANCE COMPANIES FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

Insuring Agreement 8. Audit And Claims Expense of the Financial Institution Crime Policy For Finance Companies, Insuring Agreement 10. of the Financial Institution Crime Policy For Insurance Companies or the Financial Institution Crime Policy For Securities Brokers And Dealers, or Insuring Agreement 11. of the Financial Institution Crime Policy For Investment Companies is replaced by the following:

Audit And Claims Expense – Extended Coverage

a.	We will pay for reasonable expenses incurred by you with our prior written consent:
(1)	For that part of the cost of audits or exami- nations conducted by independent ac- countants or auditors to determine the amount of loss or damage that you sus- tained that is covered under this policy; and
(2)	That are directly related to the preparation of a proof of loss in support of a claim cov- ered under this policy.
b.	Any expenses covered under this Insuring Agreement will be paid only after settlement of the covered loss under this policy.
c.	We shall have no liability to pay any such ex- penses under this Insuring Agreement, if the amount of the covered loss does not exceed the Single Loss Deductible Amount applicable to the Insuring Agreement under which the loss was covered.

POLICY NUMBER: 64-MG-20-A14651

FINANCIAL INSTITUTIONS FI 20 22 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FINANCIAL INDUSTRY REGULATORY AUTHORITY – INCLUDE REGISTERED REPRESENTATIVES AS EMPLOYEES

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

SCHEDULE

Registered Representative(s) Or Registered Principal(s)
Include Registered Representatives as Employees Endorsement
Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

The definition of "employee" is amended to include any natural person shown in the Schedule who is a registered representative or a registered principal associated with you, except a sole proprietor, sole stockholder, director or trustee of yours who is not performing acts coming within the scope of the usual duties of an officer or an "employee".

FINANCIAL INSTITUTIONS

FI 20 40 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNAUTHORIZED SIGNATURES

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

1.	The following Insuring Agreement is added to

Section A. Insuring Agreements:

a.	We will pay for loss resulting directly from your having accepted, paid or cashed any check, draft or "withdrawal order" made or drawn on a "customer's" account which bears a signature or endorsement of one other than a person whose name and signature is on the applica- tion on file with you as a signatory on such ac- count.
b.	The following condition is precedent to cover- age under this Insuring Agreement:

You shall have on file the signatures of all per- sons who are authorized signatories on such account.

FINANCIAL INSTITUTIONS

FI 20 41 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

STOP PAYMENT OR REFUSAL TO PAY

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

1.	The following Insuring Agreement is added to Sec- tion A. Insuring Agreements:

We will pay for loss which you shall become le- gally obligated to pay as damages resulting di- rectly from your having:

a.	Failed to comply with any request from any "customer", or its designated agent, to stop payment on any check or draft made or drawn by such "customer" or its designated agent; or
b.	Wrongfully refused to pay any check or draft made or drawn by any "customer" or its desig- nated agent.

POLICY NUMBER: 64-MG-20-A14651

FINANCIAL INSTITUTIONS FI 1000

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AUTOMATIC INCREASE IN

LIMITS FOR INVESTMENT COMPANIES ENDORSEMENT

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

Section B. Limit Of Insurance is amended to include the following at the end thereof:

3.	Notwithstanding anything to the contrary in GENERAL AGREEMENT Section 4, LIMIT OF LIABILITY, if an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 due to:

a.	the creation of a new Investment Company; or

b.	an increase in asset size of current Investment Companies covered under this bond;

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the Bond Period.

Investment Company means “investment company” as that term is defined in the Investment Company Act of 1940, as amended.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED

ICBB-1000 Page 1 of 1

SECRETARY’S CERTIFICATE

I, Allyson Stewart, being duly appointed Assistant Secretary of Northern Lights Fund Trust II (the “Trust”), duly certify and attest that, at a Special Meeting of the Board of Trustees held on May 20, 2020, the following resolutions were adopted:

RESOLVED, that a Fidelity Bond for the Trust with Houston Casualty Company, having an aggregate coverage of $1,500,000, is approved, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by this Board, including, among other things, the value of the aggregate assets of the Funds of the Trust to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the portfolios of the Funds; and

FURTHER RESOLVED, that the filing by the Secretary of the Trust with the U.S. Securities and Exchange Commission to give the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act are approved; and

FURTHER RESOLVED, that the Board hereby approves the renewal of the D&O/E&O Primary, Excess, Excess and Side A Insurance policies providing coverage to the Trust, the Trustees and officers having an aggregate coverage of $5,000,000; $5,000,000; and $1,000,000 respectively is approved, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by this Board.

/s/ Allyson Stewart

Allyson Stewart

Assistant Secretary